MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

INTRODUCTION	1

FORWARD-LOOKING STATEMENTS	1

CAUTIONARY NOTE TO U.S. INVESTORS	2

CORE BUSINESS	2

OVERVIEW AND OBJECTIVES	2

CHANGES TO MANAGEMENT	3

RENVEST CREDIT FACILITY	4

NEW YORK STOCK EXCHANGE LISTING STANDARD	4

RESTRUCTURING AND TURNAROUND PLAN	4

2013 ESTIMATED PRODUCTION AND CASH OPERATING COST	6

OPERATING MINES AND DEVELOPMENT PROJECTS	7

EXPLORATION	10

MINERAL RESOURCES AND RESERVES	10

FINANCIAL REVIEW	13

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES	15

INCOME TAXES	19

CRITICAL ACCOUNTING ESTIMATES	19

NON-IFRS PERFORMANCE MEASURES	19

DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING	23

OUTSTANDING SHARE DATA	23

CORPORATE DIRECTORY	24

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION FOR THE YEAR ENDED DECEMBER 31, 2012

All figures are in U.S. dollars unless otherwise indicated.

INTRODUCTION

The following discussion and analysis of operating results and financial condition of Jaguar Mining Inc., (“Jaguar” or the “Company”) contained in this Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the December 31, 2012 annual audited and consolidated financial statements of the Company and the notes thereto for the years ended 2012 and 2011. The annual financial statements for the year ended December 31, 2012, are prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company reports its financial statements in U.S. dollars (“US$”), however a significant portion of the Company’s expenses are incurred in either Canadian dollars (“Cdn$”) or Brazilian reais (“R$”).

The discussion and analysis contained in this MD&A are as of March 21, 2013.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These Forward-Looking Statements include, but are not limited to, statements concerning the Company’s future objectives, measured and indicated resources, proven and probable reserves, their average grade, the commencement period of production, cash operating costs per ounce and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-Looking Statements can be identified by the use of words such as, “are expected”, “is forecast”, “is targeted”, “approximately” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project delays and cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of civil insurrection, labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS” and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2012, filed on SEDAR and available at www.sedar.com, and its filings, including the Company’s Annual Report on Form 40-F for the year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission, which are available on EDGAR at www.sec.gov. Further information about the Company is available on its corporate website at www.jaguarmining.com.

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CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED RESOURCES

This document includes the terms “Inferred Resources” and “Measured and Indicated Resources”. The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Proven or Probable Reserves.

“Inferred Resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Resource exists or is economically or legally mineable.

CORE BUSINESS

Jaguar is a corporation continued under the Business Corporations Act (Ontario) engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil. The Company controls 27,357 hectares in the Iron Quadrangle mining district of Brazil, a prolific greenstone belt located near the city of Belo Horizonte in the State of Minas Gerais, where the Company owns operating assets. In addition, Jaguar holds mineral concessions totaling 141,525 hectares in the State of Maranhão, where the Company owns the Gurupi Project and 41,578 hectares in the State of Ceará, where the Company’s Pedra Branca Project is located. The Company may consider the acquisition, exploration, development and operation of other gold properties, primarily in Brazil.

Jaguar was formed in 2002. In 2004, the Company constructed and began operations of a small open-pit mine, the Sabará operation. Sabará provided initial cash flow to enable Jaguar to develop its first underground mining operation, Turmalina, where construction of a processing facility was completed in 2006. In 2007, the Company completed the construction of its second underground mining operation and processing facility, Paciência. Since 2007, Jaguar has developed four additional underground mines and completed construction of its third integrated processing facility, the Caeté Plant, which was commissioned in May 2010.

As of December 31, 2012, the Company was producing gold at its Turmalina and Caeté operations. The Company’s Paciência operation was placed on temporary care and maintenance when the Company announced the Restructuring and Turnaround Plan on May 8, 2012. Significant potential expansion includes the Company’s Gurupi Project, which contemplates an open-pit gold mining operation in the state of Maranhão in Northern Brazil.

Most of Jaguar’s senior management team is headquartered in the city of Belo Horizonte, close to the Company’s operating assets. The proximity of senior management to the operations allows for significant operating flexibility and oversight. The Company has also consolidated its corporate management, engineering, exploration, supply and logistics teams into the same central office in Belo Horizonte. As of December 31, 2012, the Company had 1,290 employees, 1,286 of whom are based in Brazil.

Jaguar’s common shares are listed on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “JAG”.

OVERVIEW AND OBJECTIVES

Since its founding, Jaguar has acquired and developed a number of mining operations in Brazil. Gold production increased from zero in 2002 to 155,764 ounces in 2011. Through acquisitions and subsequent exploration, the Company increased its total Measured and Indicated Mineral Resources from zero in 2002 to 7.48 million ounces of gold in 2012. The Company's current total estimated Measured and Indicated Mineral Resources is 7.48 million ounces of gold contained in 176.42 million tonnes of material at an average grade of 1.32 grams per tonne, and 1.30 million ounces of Inferred Mineral Resources contained in 17.61 million tonnes of material at an average grade of 2.29 grams of gold per tonne.

At its southern operations in Minas Gerais, the Company has an estimated 3.96 million ounces of Measured and Indicated Mineral Resources contained in 33.80 million tonnes of material at an average grade of 3.65 grams of gold per tonne, and 1.13 million ounces of Inferred Mineral Resources contained in 9.89 million tonnes of material at an average grade of 3.55 grams of gold per tonne. Estimated Proven and Probable Reserves, which are included in the above mentioned Measured and Indicated Mineral Resources, total 1.65 million ounces of gold contained in 17.07 million tonnes of ore at an average grade of 3.01 grams per tonne.

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At its Gurupi Project in the Northern Brazilian state of Maranhão, the Company has estimated Measured and Indicated Mineral Resources of 3.52 million ounces of gold contained in 142.64 million tonnes of material at 0.77 grams per tonne. This amount is based on analysis of recent drilling results, stated at a cutoff grade of 0.21 grams of gold per tonne. The resource pit optimization is based on an assumed gold price of $1,500 per ounce, metallurgical recovery of 85.3%, processing and G&A costs of $8.60 per tonne processed and mining costs of $1.17 per tonne for Cipoeiro and $1.50 per tonne for Chega Tudo. Work on the Gurupi Project for 2013 has been delayed as the Company continues its efforts to complete the restructuring and implementation of the production programs at the Turmalina and Caeté complexes based on the 2013 approved budget.

Most of Jaguar’s primary ore bodies and development targets remain open at depth and along strike. Through its brownfield exploration programs, the Company has the potential to continue to add gold resources to its mineral inventory at its operations in Minas Gerais and at the Gurupi Project.

The Company’s objective is to enhance shareholder value by acquiring, building, operating and expanding cost-effective gold mines, by adding mineral resources and ore reserves to its existing mineral inventory and by pursuing transactions that are expected to support its growth targets.

CHANGES TO MANAGEMENT

On September 10, 2012, David M. Petroff was appointed President and Chief Executive Officer of the Company and joined the Board of Directors effective immediately. With the appointment of Mr. Petroff as the President and Chief Executive Officer, Mr. John Andrews stepped down from the role of interim Chief Executive Officer.  Mr. Petroff has nearly 30 years of experience in the mining industry. Most recently, he was the President and Chief Executive Officer of Breakwater Resources Ltd. from November 2009 until it was acquired by Nyrstar Canada in August 2011.  For nearly 25 years prior to that, he held senior management positions with Centerra Gold Inc., Cameco Corporation and Denison Mines Limited. Mr. Petroff received a Bachelor of Mathematics degree from the University of Waterloo in 1978 and a Master of Business Administration degree (finance concentration) from the Schulich School of Business, York University in 1980.

On December 11, 2012, Jaguar announced that Gordon J. Babcock had been retained as Chief Operating Officer for the Company effective early 2013. Mr. Babcock, a professional engineer with over 32 years of mining experience, assumed responsibility for all facets of Jaguar's mining operations on January 8, 2013. Mr. Babcock was most recently the Vice President and General Manager for Nyrstar's El Mochito Mine operation in Las Vegas, Honduras. He has also held various executive positions in South America with Coeur d'Alene Mines and Plata Peru Resources, Inc. He earned a Bachelor of Science degree with Honors in Mining Engineering from Queens University in Kingston, Ontario, Canada and is a member of the Association of Professional Engineers Ontario, the American Institute of Mining and Metallurgy and the Canadian Institute of Mining and Metallurgy.

On December 14, 2012, Jaguar announced the appointment of Douglas Willock as the Company's new Chief Financial Officer following the resignation of James Roller who left the Company to pursue other opportunities. Prior to assuming his responsibilities as Chief Financial Officer on January 10, 2013, Mr. Willock advised Jaguar on the $30 million line of credit as described below under Renvest Credit Facility. Mr. Willock has over 30 years of experience in corporate finance with leading Canadian and international investment banks, as well as managing junior resource companies. Most recently he served as President and Chief Executive Officer and Director of Polar Star Mining Corporation, and is currently a Director and Chair of the Audit Committee for Orestone Mining Corp. Mr. Willock holds a Master of Business Administration degree with a major in finance from the Richard Ivey School of Business, Western University, and a Bachelor of Arts (History) degree from the University of British Columbia. He attended the Beijing Language Institute on a joint Government of Canada and China scholarship from 1976 to 1977.

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RENVEST CREDIT FACILITY

On December 17, 2012, Jaguar entered into a $30 million standby credit facility (the “Credit Facility”) with Renvest Mercantile Bancorp Inc. through its Global Resource Fund (the “Lender”). On January 25, 2013 (the “Closing Date”), Jaguar made an initial drawdown of $5 million (the “Initial Drawdown”).

According to the terms of the Credit Facility, interest will be applied to the outstanding balance of all amounts drawn down from the Credit Facility at a fixed rate of eleven percent (11%) per annum, payable monthly in arrears. In addition, Jaguar will pay the Lender a monthly standby fee in cash, equal to 0.2% of the undrawn balance of the Credit Facility, until the Credit Facility is terminated, fully drawn down, or has expired. Jaguar will be permitted, in one or more drawdowns, to draw down the balance of the Credit Facility for a period of 12 months from the Closing Date. All drawdowns from the Credit Facility will be fully due and payable 18 months following the Closing Date. Jaguar will pay the Lender a drawdown fee (the “Drawdown Fee”) on all drawdowns (i.e. the Initial Drawdown and all subsequent drawdowns) on the date of the respective drawdown equal to: (i) two percent (2%) of the amount of the respective drawdown payable in cash and (ii) a number of common shares of Jaguar equal to two percent (2%) of the amount of the respective drawdown.

Pursuant to the terms of the Credit Facility, the Lender received an upfront fee (the “Upfront Fee”) on the Closing Date equal to: (i) a cash fee of $50,000, being one percent (1%) of the amount of the Initial Drawdown, (ii) 450,000 common shares of Jaguar, and (iii) a cash fee of $250,000, being one percent (1%) of the value of the Credit Facility less the Initial Drawdown (i.e. one percent (1%) of $25 million). As such, the Lender received an aggregate Drawdown Fee and Upfront Fee equal to 570,919 common shares in the capital of Jaguar and $400,000 in cash.

The remaining $25 million under the Credit Facility will be available to be drawn down by the Company once certain of the remaining security has been registered. The Company is taking steps to register the remaining security, but due to jurisdictional issues raised by local security registries in certain municipalities in Brazil, there can be no assurances that such security will be registered within the timeframe prescribed by the Credit Facility.  The failure to register the remaining security within such timeframe will result in a default by the Company of its covenants under the Credit Facility.  Jaguar intends to use the proceeds from the Initial Drawdown and any subsequent drawdowns from the Credit Facility for working capital related to its Turmalina, Paciência or Caeté mining projects in Brazil.

NEW YORK STOCK EXCHANGE LISTING STANDARD

On December 3, 2012, Jaguar announced that the NYSE had notified the Company that it had fallen below the NYSE's continued listing standard relating to the price of its common shares. The NYSE requires that the average closing price of a listed company's common stock be above $1.00 per share over a consecutive 30 trading-day period. As of November 30, 2012, the date of the NYSE notice, the 30 trading-day average closing price of Jaguar's common stock was $0.94 per share.

Under the NYSE's rules, Jaguar has a period of six months to bring its share price and 30 trading-day average share price back above $1.00. During this period, Jaguar's common shares will continue to be traded on the NYSE, subject to compliance with all other NYSE continued listing requirements. As of the date of this MD&A, the shares of Jaguar continue to trade below $1.00 per share.

RESTRUCTURING AND TURNAROUND PLAN

On May 8, 2012, Jaguar announced the implementation of a comprehensive restructuring and turnaround plan (the “Plan”) to improve costs and efficiency at its operations in the State of Minas Gerais, Brazil. The Plan incorporated objectives and initiatives identified by management and a number of expert industry consultants who were retained to assist with operational and cost improvements. Highlights of the Plan included:

•	Placing Paciência operations on temporary care and maintenance pending underground delineation drilling and mine development.

•	Reducing cost and improving productivity (operational adjustment program) at the Turmalina and Caeté operations:

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-	Focusing on safety to reduce the Company’s lost time incident rate;
-	Instituting a ground control remediation plan to create a safer and more productive mining environment;
-	Employing properly sized cross section headings and excavations using correctly sized equipment at Caeté and Turmalina to reduce dilution;
-	Increasing delineation drilling and advancing development; and
-	Utilizing a zero-based evaluation of manpower levels in all aspects of the operations.

•	Targeting 40% reduction in overhead and administrative costs across the Company.

Significant progress was made in the implementation of various elements of the Plan. Highlights of this progress include:

•	Paciência operation was placed on care and maintenance;
•	Implementation of new ground control system began in all operations;
•	26% reduction in total administrative expenses in 2012 compared to 2011; and
•	41% reduction in total headcount from 2,197 to 1,290, including the following:
-	21% reduction in headcount at the Turmalina operation;
-	15% reduction in headcount at the Caeté operation;
-	28% reduction in administrative and support staff at the Belo Horizonte head office; and
-	Successful implementation of a revised purchasing system led by a new purchasing manager.

Results from the cost reduction initiatives were favourable. Consolidated cash operating cost per ounce declined by more than 28% from the first quarter 2012 to the fourth quarter 2012. Cash operating cost per ounce at Turmalina and Caeté declined by 22% and 26%, respectively from the first quarter 2012 to the fourth quarter 2012. Management expects to continue the downward trend in cash operating cost during 2013.

Jaguar is working towards completing the last stages of the restructuring phase of the Turnaround Plan. Parallel to this effort is a focus on the implementation of the turnaround plan which is based on the 2013 budget. Key activities include continued focus on safety, further optimization of the workforce and manpower levels, completing the conversion to properly scaled mining methodology and continued emphasis on advanced development and definition drilling. A general Human Resources/Community Social Responsibility review has been initiated by the Company with a search underway for a new chief administration officer to complete the last portion of the Plan. Current activities at each of the mining complexes demonstrate that the operations are well on their way to meeting budgeted costs and production targets. The Company believes the successful implementation of these programs will enable it to further reduce cash operating cost per ounce and deliver positive cash flow from operations in 2013 at budgeted gold prices of $1,600 per ounce.

Paciência

On August 9, 2012, the Company announced that it had completed the transition of the Paciência operation to care and maintenance. Total manpower has been reduced from 543 to 31. The remaining personnel are handling necessary maintenance functions.

The Paciência operations have faced significant and increasing challenges since inception. A detailed review determined that a complete remediation plan would best be accomplished by placing the operations on temporary care and maintenance until the necessary underground infill and extension drilling, engineering design and structural changes have been implemented in the mines.

The remediation plans for Paciência will include a comprehensive underground drilling and development program to delineate and prepare reserves for mining. Additionally, the mining configuration will be changed to suit the narrow vein nature of the resource by introducing sized equipment for smaller and flat back parallelogram development headings, reduced stope dimensions and building the developed reserve inventory prior to restarting the plant. Implementation of the plan is expected to result in improved productivity per ounce, reduced mining dilution, reliable and predictable production forecasts, and significant reductions in cash costs per ounce when the mines return to production.

The Company has not established a timeframe to complete the Paciência remediation plans and restart production, as it intends to focus on optimizing production and costs at the Turmalina and Caeté operations in 2013.

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Turmalina and Caeté

As part of the Plan, the Company initiated efforts during 2012 to transition the Turmalina and Caeté operations to smaller ore and waste development headings, reduced stope dimensions and improved mechanized ground control methodologies. The new ground control methodology is progressing and work is ongoing on the transition toward smaller ore and waste development headings. These actions are expected to improve head grade predictability and reduce ore dilution. These changes are being implemented concurrently with continuing operations and are expected to reduce the cash operating cost per ounce and allow for more predictable production.

Changes in Mining Methods

Historically, access to the Company’s ore bodies has been through 5 meter by 5 meter decline ramps, haulages, crosscuts and stope development headings to accommodate 30 tonne conventional and articulated dump trucks and matching loading equipment in the stoping horizon using a modified bench cut and fill mining technique. In some places, these excavations have been prone to ground control issues, which tend to compromise excavation integrity and lead to increased safety risks and the production of excessive quantities of development waste.

As a result of the evaluation of ground stability and control by external consultants, a comprehensive plan has been put to work based on determination of operational adjustments required to optimize excavation stability and support. Detailed analyses of root causes of ground control issues were undertaken.

Factors that determine excavation stability were identified in extensive discussions with mine and technical services staff, including the sensitivity of potentially weak planes to bending deflection, failure mechanisms in drifts and stopes, integration of rock reinforcement and surface support in drifts and stopes, effective installation of support, excavation size, shape and orientation, drilling accuracy and blasting control. Practical ground stability and control objectives were defined which included stopping undue ground displacement in good time, accurately delineating objective ore zones, using properly scaled equipment, drilling accurately and controlling blasting to avoid over-break and breaching of walls, identifying and deploying the appropriate equipment to ensure effective installation of support and installing all elements of support in a timely and efficient manner.

The Company will continue in the following year to investigate the optimum size of excavations to keep ore dilution to controllable limits. With the changes in operations parameters, the size and dimension of the excavations on ore will be designed in a manner that does not compromise the hanging wall and footwall contacts. The objective is to reduce dilution by a minimum of 25%. Additional benefits are also expected including, but not limited to, ground control accessories reduction (due to smaller profile of drifting), improved geological control, reduced ventilation costs, reduced development costs, reduced equipment costs, improved efficiencies in mining cycles, improved safety of operations (due to new equipment and operational techniques) and reduced milling costs on a per ounce milled basis.

With the change in operating philosophy, the size of excavations in the ore will be reduced to approximately 3.0 meters by 3.5 meters and the new trapezoidal shape of the excavations will ensure that the hangingwall and footwall units will not be compromised. The Company believes these measures have the potential to reduce mining dilution significantly. Additional benefits are expected, including, but not limited to, reduced support costs, reduced ventilation costs, reduced development costs, reduced equipment costs and reduced milling costs on a per ounce basis.

During 2013, Jaguar will continue to investigate and implement optimum size of excavations and adequate size of equipment in order to minimize cash expenditure and maximize cash flow.

2013 ESTIMATED PRODUCTION AND CASH OPERATING COST

The Company expects 2013 gold production in the range of 85,000 to 95,000 ounces. Cash operating costs are expected to be in the range of $950 to $1,100 per ounce (based on an assumed exchange rate of R$2.0 per US$1.0). Capital expenditures for 2013 are anticipated to be approximately $35 million of which $22 is expected to be spent at Caeté and $13 at Turmalina.

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OPERATING MINES AND DEVELOPMENT PROJECTS

Production and Operating Performance

The following tables set forth certain operating data for Turmalina, Paciência and Caeté for the three and twelve months ended December 31, 2012 and 2011.

Three Months Ended December 31, 2012 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	113	2.64	87%	8,206	$74.20	$1,057
Paciência	-	-	-	-	-	-
Caeté	172	3.16	88%	13,470	66.30	828
Total	285	2.96	88%	21,676	$69.40	$915

Twelve Months Ended December 31, 2012 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	541	2.39	89%	37,840	$78.40	$1,135
Paciência	170	2.15	90%	9,987	92.30	1,536
Caeté	657	3.13	89%	54,996	79.50	962
Total	1,368	2.72	89%	102,823	$80.70	$1,082

Three Months Ended December 31, 2011 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	181	3.03	87%	13,470	$87.50	$1,117
Paciência	108	2.63	91%	6,632	81.40	1,307
Caeté	176	3.15	87%	13,295	81.70	1,014
Total	465	2.98	88%	33,397	$83.90	$1,114

Twelve Months Ended December 31, 2011 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	655	3.32	89%	61,400	$79.90	$886
Paciência	460	2.97	92%	39,581	68.90	787
Caeté	674	3.03	87%	54,783	75.10	912
Total	1,789	3.12	89%	155,764	$75.30	$870

During the quarter ended December 31, 2012, the Company produced a total of 21,676 ounces of gold compared to 33,397 ounces during the same period last year. The decrease in gold production for the quarter compared to the same period in 2011 was primarily attributable to the Company’s decision to place the Paciência operation under care and maintenance and the decrease in Turmalina’s production as explained below under Turmalina.

The cash operating cost for the quarter ended December 31, 2012, was $915 per ounce as compared to $1,114 per ounce in the quarter ended December 31, 2011. The decrease in the Company’s cash operating cost per ounce during the quarter ended December 31, 2012, compared to the same period in 2011 was attributable to Jaguar’s ongoing cost reduction program.

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During the year ended December 31, 2012, the Company produced a total of 102,823 ounces of gold compared to 155,764 ounces in 2011. As in the quarter above, the decrease in gold production for the year compared to 2011 is primarily attributable to the Company’s decision to place the Paciência operation under care and maintenance and the decrease in Turmalina’s production as explained below under Turmalina. As a result, the Company reported increased cash operating costs for the year ended December 31, 2012 of $1,082 per ounce compared to $870 per ounce in the year ended December 31, 2011.

Jaguar sold 21,298 ounces of gold at an average realized price of $1,714 per ounce in the quarter ended December 31, 2012, compared to 34,157 ounces of gold at an average realized price of $1,680 per ounce in the quarter ended December 31, 2011.

During the year ended December 31, 2012, Jaguar sold 103,676 ounces of gold at an average realized price of $1,663 per ounce compared to 155,525 ounces of gold at an average realized price of $1,563 per ounce in the year ended December 31, 2011.

Consolidated mine development totaled 4.1 kilometers for the quarter ended December 31, 2012, compared to 6.5 kilometers for the quarter ended December 31, 2011. During the year ended December 31, 2012, Jaguar’s consolidated mine development totaled 19.9 kilometers, compared to 24.8 kilometers during the year ended December 31, 2011.

Turmalina

The primary mining method utilized at the Turmalina underground mine is “cut and fill” with some sublevel stoping also being employed. Ore produced at the Turmalina Mine is transported to the adjacent 2,000 tonnes per day (“tpd”) carbon-in-pulp (“CIP”) processing plant.

During the quarter ended December 31, 2012, Turmalina produced 8,206 ounces of gold at a cash operating cost of $1,057 per ounce. This compared to 13,470 ounces at a cash operating cost of $1,117 per ounce during the quarter ended December 31, 2011 and 9,186 ounces at a cash operating cost of $991 per ounce in the quarter ended September 30, 2012.

During the year ended December 31, 2012, Turmalina produced 37,840 ounces of gold at a cash operating cost of $1,135 per ounce. This compared to 61,400 ounces at a cash operating cost of $886 per ounce during the year ended December 31, 2011. Cash operating costs increased year over year due to lower production.

Production was lower quarter over quarter, and year over year, due to instability of the hanging and footwalls leading to poor ground conditions in the wider zone of Turmalina’s Ore Body A. These issues are being addressed by a new ground control methodology and more emphasis on development. However, during the transition to the new ground control methodology, the installation of roof support and ground control measures are taking additional time to complete. As a result of the extended mining cycle times, together with the shift in emphasis to development, production is not expected to increase immediately.

Underground development drifts for drilling at the Turmalina Mine totaled 2.1 kilometers during the quarter ended December 31, 2012, and 8.7 kilometers during the year ended December 31, 2012. Underground delineation drilling at Turmalina totaled 5.8 kilometers during the quarter and 21.7 kilometers during 2012.

Paciência

The Paciência operation continued on care and maintenance during the quarter ended December 31, 2012 and therefore no gold was produced at this operation during this quarter. During the year ended December 31, 2012, Paciência produced 9,987 ounces of gold at a cash operating cost of $1,536 per ounce compared to 39,581 ounces at a cash operating cost of $787 per ounce during the year ended December 31, 2011, a fully operational year.

No underground development or drilling work was carried out by the Company at the Paciência mine during the quarter ended December 31, 2012. During the year ended December 31, 2012, underground development drifts for drilling at Paciência totaled 2.7 kilometers and underground delineation drilling totaled 10.0 kilometers.

As previously stated, the Company has not established a timeframe to complete the Paciência remediation plans and restart production as it intends to focus in 2013 on optimizing production and costs at the Turmalina and Caeté operations.

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Caeté

The Caeté mining complex has two underground mines (Roça Grande and Pilar) that primarily utilize the “cut and fill” mining method as well as some “sublevel stoping” at Pilar. Ore produced from these mines is transported to the 2,200 tpd CIP processing plant adjacent to the Roça Grande mine.

During the quarter ended December 31, 2012, Caeté produced 13,470 ounces of gold at a cash operating cost of $828 per ounce. This compared to 13,295 ounces at a cash operating cost of $1,014 per ounce during the quarter ended December 31, 2011, and 13,840 ounces at a cash operating cost of $945 per ounce in the quarter ended September 30, 2012. The decrease in the Company’s cash operating cost per ounce during the quarter ended December 31, 2012, as compared to the same period in 2011 was attributable to Jaguar’s ongoing cost reduction program.

During the year ended December 31, 2012, Caeté produced 54,996 ounces of gold at a cash operating cost of $962 per ounce. This compared to 54,783 ounces at a cash operating cost of $912 per ounce during the year ended December 31, 2011.

Underground development drifts for drilling at the Pilar and Roça Grande mines totaled 2.0 kilometers during the quarter ended December 31, 2012, and 8.4 kilometers during the year ended December 31, 2012. Underground delineation drilling at the mines totaled 8.8 kilometers during the quarter and 30.4 kilometers during 2012.

Sabará

The Sabará operation continued on care and maintenance during the quarter ended December 31, 2012. The Company continues to evaluate the strategic alternatives for this idled operation.

Gurupi Project

Work on a revised feasibility study for the development of the Gurupi Project, which intends to incorporate recent drill results and resource estimates, is ongoing. The Company anticipates that it will make a decision on the development plan, its timing and financing plan following the receipt of that study. Work on the Gurupi Project for 2013 has been delayed as the Company continues to focus its efforts on completing the restructuring and implementation of the production programs at the Turmalina and Caeté operations based on the 2013 approved budget.

While the Company has focused recent drilling and exploration on the Chega Tudo and Cipoeiro deposits, the 100% Jaguar-owned Gurupi concession includes 12 additional identified targets in 33 contiguous mineral rights totaling 141,525 hectares. These additional targets have not been included in any of the Company's mineral resource estimates or feasibility studies related to the Gurupi Project to date. These targets have been identified by favorable geology, structures, old artisan mine works, soil and channel sampling anomalies and exploration drilling, and represent the potential for further increases in mineral resources at Gurupi.

In connection with the Gurupi Project acquisition on December 2, 2009 from Kinross, Jaguar was also granted a right of first refusal on an adjacent exploration property. During the quarter ended December 31, 2012, Jaguar received a notice from Kinross relating to such adjacent property in connection with its right of first refusal. After evaluating the offer being made to Kinross, and other relevant factors, Jaguar elected not to exercise its right of first refusal.

Pedra Branca Project

In March 2007, Jaguar entered into an earn-in agreement with Xstrata to explore the Pedra Branca Project in the State of Ceará in Northeastern Brazil. The Pedra Branca Project currently has mineral rights to 11 exploration licenses and 15 pending applications for exploration licenses totaling 41,578 hectares covering a 38-kilometer section of a regional shear zone. The concessions are located in and around municipal areas with good infrastructure. The mineralized structures are open along the strike with potential for significant gold mineralization. During 2007 and 2008, Jaguar completed an exploration drilling program to test the continuity of the mineralization laterally and at depth. During 2009, Jaguar carried out geological reconnaissance in the concession area, trenching and soil geochemistry. In 2010, Jaguar continued with the exploration program, including extensive geological mapping, drainage and soil geochemistry, mapping of anomalous zones and trenching. During 2011, the trenching program data was thoroughly analyzed in order to prioritize previously identified target zones. Of the original 50-kilometer strike length, a stretch of 15 kilometers of the gold-bearing shear zone containing 18 relevant high potential targets was identified. Among the 18 mineralized zones, Mirador, Coelho, Queimadas and Igrejinha are considered high priority targets where exploratory drilling has been performed and returned results and geological data that suggest potential for gold deposits.

9

On April 24, 2012, Jaguar executed an amendment to the 2007 earn-in agreement with Xstrata to acquire the remaining 40% interest in the Pedra Branca Project. The Project, which was previously owned jointly by Jaguar and Xstrata on a 60/40 basis, is now 100% owned by Jaguar. In accordance with the terms of the amendment, Jaguar committed to: (i) cash consideration in the amount of $400,000 to be paid in installments in the following year; (ii) a Net Smelter Royalty (“NSR”) of one percent (1%) payable to Xstrata on future gold production; and (iii) rights of first refusal on any Base Metal Dominant Deposit (as defined in the amendment) discovered. Upon such discovery, Xstrata may elect to form a new company owned 30% by the Company’s wholly owned subsidiary, Mineração Serras do Oeste Ltda. (“MSOL”) and 70% by Xstrata, by paying three hundred percent (300%) of MSOL’s exploration expenditures incurred exclusively on the relevant Base Metal Dominant Area of the property.

EXPLORATION

Exploration activities were not conducted by the Company during the quarter ended December 31, 2012.

MINERAL RESOURCES AND RESERVES

In March 2013, the Company completed an internal reconciliation of its Mineral Resources and Reserves. Wilson Miola, Jaguar’s Director of Engineering, prepared and supervised the internal reconciliation. The tables below set forth Mineral Resource and Reserve estimates for the Turmalina, Paciência and Caeté operations and the Gurupi Project as of December 31, 2012.

At its southern operations in Minas Gerais, the Company has an estimated 3.96 million ounces of Measured and Indicated Mineral Resources contained in 33.79 million tonnes of material at an average grade of 3.65 grams of gold per tonne, and 1.13 million ounces of Inferred Mineral Resources contained in 9.89 million tonnes of material at an average grade of 3.55 grams of gold per tonne. Estimated Proven and Probable Reserves, which are included in the above mentioned Measured and Indicated Mineral Resources, total 1.65 million ounces of gold contained in 17.07 million tonnes of ore at an average grade of 3.01 grams per tonne.

At its Gurupi Project in northern Brazil, Jaguar has an estimated 3.52 million ounces of Measured and Indicated Mineral Resources contained in 142.64 million tonnes of material at an average grade of 0.77 grams of gold per tonne, and 0.17 million ounces of Inferred Mineral Resources contained in 7.72 million tonnes of material at an average grade of 0.67 grams of gold per tonne. Estimated Probable Reserves, which are included in the above mentioned Indicated Mineral Resources, total 2.33 million ounces of gold contained in 63.76 million tonnes of material at an average grade of 1.14 grams per tonne.

In total, Jaguar now has an estimated 7.48 million ounces of Measured and Indicated Mineral Resources contained in 176.42 million tonnes of material at an average grade of 1.32 grams of gold per tonne, and 1.30 million ounces of Inferred Mineral Resources contained in 17.61 million tonnes of material at an average grade of 2.29 grams of gold per tonne. Estimated Proven and Probable Mineral Reserves, which are included in the above mentioned Measured and Indicated Mineral Resources, total 3.98 million ounces of gold contained in 80.82 million tonnes of ore at an average grade of 1.53 grams per tonne.

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Table 1 - Summary of Estimated Mineral Resources1

	RESOURCES (tonnage in metric tonnes and grades in grams/tonne)								RESOURCES (ounces Au)
	Measured (t)	g/t	Indicated (t)	g/t	Measured + Indicated (t)	g/t	Inferred (t)	g/t	Measured + Indicated	Inferred
Southern Brazil
Paciência
Santa Isabel(2)	2,662,630	3.31	767,560	2.81	3,430,190	3.20	812,230	3.61	352,740	94,280
Other(3) (4)	1,312,560	3.84	1,567,000	3.97	2,879,560	3.91	500,000	5.00	362,100	80,390
Other(5) (6)	232,300	7.11	930,700	4.66	1,163,000	5.15	248,200	4.87	192,460	38,870
Total	4,207,490	3.69	3,265,260	3.89	7,472,750	3.78	1,560,430	4.26	907,300	213,540
Caeté
Pilar(7)	2,376,590	2.96	4,387,090	2.57	6,763,680	2.70	2,580,550	2.47	587,560	204,980
Roça Grande(7)	3,864,990	2.91	5,130,660	3.66	8,995,650	3.34	2,036,890	3.28	966,820	214,550
Other(4) (8)	529,000	5.48	530,000	5.83	1,059,000	5.66	330,000	6.04	192,650	64,070
Other(6) (9)	190,000	7.19	886,800	4.05	1,076,800	4.60	672,600	4.26	159,410	92,060
Total	6,960,580	3.24	10,934,550	3.36	17,895,130	3.31	5,620,040	3.19	1,906,350	575,660
Turmalina
Faina(10)	71,260	6.72	3,206,230	4.13	3,277,490	4.19	1,190,920	3.57	440,470	136,710
Pontal(10)	119,600	2.81	949,900	3.32	1,069,500	3.27	142,400	2.76	112,450	12,640
Ore Body A(11)	1,137,420	6.57	786,610	4.48	1,924,030	5.72	525,310	4.39	353,000	74,150
Ore Body B(11)	342,800	3.50	546,300	3.50	889,100	3.50	357,550	5.18	99,890	59,550
Ore Body C(11)	371,790	4.19	886,700	3.21	1,258,490	3.50	495,320	3.62	141,370	57,650
Total	2,042,870	5.41	6,375,740	3.87	8,418,610	4.24	2,711,500	3.91	1,147,180	340,700
Total Southern Brazil	13,210,940	3.72	20,575,550	3.60	33,786,490	3.65	9,891,970	3.55	3,960,830	1,129,900
Northern Brazil
Gurupi Project
Cipoeiro(12)	25,734,250	0.78	58,494,460	0.87	84,228,710	0.84	7,041,480	0.67	2,272,980	151,930
Chega Tudo(12)	20,923,100	0.66	37,484,470	0.67	58,407,570	0.66	677,810	0.62	1,246,430	13,410
Total Northern Brazil	46,657,350	0.72	95,978,930	0.79	142,636,280	0.77	7,719,290	0.67	3,519,410	165,340
TOTAL	59,868,290	1.38	116,554,480	1.29	176,422,770	1.32	17,611,260	2.29	7,480,240	1,295,240

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Table 2 - Summary of Estimated Mineral Reserves

	Proven (t)	g/t	Probable (t)	g/t	Proven + Probable (t)	g/t	Ounces Au
Southern Brazil
Paciência
Santa Isabel(2)	2,439,390	2.96	703,850	2.52	3,143,240	2.86	289,400
Caeté
Pilar(7)	1,921,230	2.61	3,577,720	2.29	5,498,950	2.40	424,760
Roça Grande(7)	1,762,800	2.71	3,048,830	3.42	4,811,630	3.16	488,970
Total	3,684,030	2.66	6,626,550	2.81	10,310,580	2.76	913,730
Turmalina
Ore Body A(11)	1,007,140	5.59	697,430	3.82	1,704,570	4.87	266,930
Ore Body B(11)	303,560	2.96	486,460	2.99	790,020	2.98	75,700
Ore Body C(11)	328,020	3.55	789,230	2.72	1,117,250	2.96	106,540
Total	1,638,720	4.69	1,973,120	3.18	3,611,840	3.86	449,170
Total Southern Brazil	7,762,140	3.18	9,303,520	2.87	17,065,660	3.01	1,652,300

Northern Brazil
Gurupi Project
Cipoeiro(13)	-	-	45,043,500	1.20	45,043,500	1.20	1,734,860
Chega Tudo(13)	-	-	18,713,200	0.99	18,713,200	0.99	593,070
Total Northern Brazil	-	-	63,756,700	1.14	63,756,700	1.14	2,327,930
TOTAL	7,762,140	3.18	73,060,220	1.36	80,822,360	1.53	3,980,230

Notes to Tables 1 and 2

(1)	Mineral Resources listed include mineral reserves. Some columns and rows may not total due to rounding.
(2)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Paciência Gold Project Santa Isabel Mine filed on SEDAR on August 9, 2007.
(3)	Rio de Peixe, Bahú, and Marzagão.
(4)	TechnoMine NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on December 23, 2004.
(5)	Palmital, Ouro Fino, Quati, BIF Norte, and Bocaina.
(6)	TechnoMine NI 43-101 Multi-Target Resource Estimate Technical Report filed on SEDAR on June 21, 2011.
(7)	TechnoMine NI 43-101 Amended Feasibility Study Technical Report on the Caeté Gold Project filed on SEDAR on March 21, 2011.
(8)	Juca Vieira and Morro do Adão.
(9)	Boa Vista, Fernandes, Camará I, Camará II, and Serra Paraíso.
(10)	TechnoMine NI 43-101 Technical Report on the Turmalina Gold Mining Complex filed on SEDAR on November 9, 2011.
(11)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Turmalina Phase I Expansion Project filed on SEDAR on September 11, 2008.
(12)	SRK resource estimate on the Gurupi Project announced by the Company on July 30, 2012.
(13)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Gurupi Project filed on SEDAR on January 31, 2011.

Although Jaguar has carefully prepared and verified the mineral resource and reserve figures presented herein, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of gold will be produced. Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold as well as increased production costs or reduced recovery rates, and other factors may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s 2012 Annual Information Form dated March 20, 2013 and available on SEDAR and EDGAR at www.sedar.com and www.sec.gov, respectively.

12

FINANCIAL REVIEW

During the quarter ended December 31, 2012, the market price of gold (London PM Fix) traded in a range from $1,651 to $1,792 and averaged $1,722 per troy ounce. This was approximately 2% higher than the average price for the quarter ended December 31, 2011. Gold prices were volatile during the quarter and have continued to be influenced by interest rates, uncertainty in the credit and financial markets, political unrest and financial distress in the United States, Europe and the Middle East, investment patterns around the world, physical demand and inflation expectations and other global economics factors.

The Company reports its financial statements in US$. However, a significant portion of the Company’s expenses are incurred in either Cdn$ or R$. The average rates of exchange for the Cdn$ per US$1.00 for the quarter ended December 31, 2012 and 2011 were 0.99 and 1.02, respectively. The average rates of exchange for the R$ per US$1.00 for the quarter ended December 31, 2012 and 2011 were 2.06 and 1.80, respectively.

Summary of Quarterly Results

The following chart summarizes the Company’s quarterly results of operations for the previous eight quarters:

	Three Months Ended
	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
($ in 000s, except per share amounts)	2012	2012	2012	2012	2011	2011	2011	2011
Net sales	36,511	38,412	46,535	50,972	57,398	70,041	60,557	55,140
Net income (loss)	(49,371)	(21,625)	(16,350)	2,809	(33,661)	(51,272)	15,586	3,724
Basic income (loss) per share	(0.58)	(0.26)	(0.19)	0.03	(0.40)	(0.61)	0.18	0.04
Diluted income (loss) per share	(0.58)	(0.26)	(0.19)	0.03	(0.40)	(0.61)	0.18	0.04

Net sales have trended lower over the previous five quarters due to lower production levels at the Company’s Turmalina and Caeté operations and the shutdown of the Paciência operation.

Summary of Key Operating Results

	Three Months Ended Dec 31		Twelve Months Ended Dec 31
	2012	2011	2012	2011
($ in 000s, except per share amounts)
Gold sales	$36,511	$57,398	$172,430	$243,137
Ounces sold	21,298	34,157	103,676	155,525
Average sales price $ / ounce	1,714	1,680	1,663	1,563
Gross profit	9,344	1,817	6,143	43,352
Net income (loss)	(49,371)	(33,661)	(84,537)	(65,623)
Basic income (loss) per share	(0.58)	(0.40)	(1.00)	(0.78)
Diluted income (loss) per share	(0.58)	(0.40)	(1.00)	(0.78)
Weighted avg. # of shares outstanding - basic	84,409,648	84,409,648	84,409,648	84,386,569
Weighted avg. # of shares outstanding - diluted	84,409,648	84,409,648	84,409,648	84,386,569

Quarter Ended December 31, 2012 Compared to December 31, 2011

Gold sales for the quarter ended December 31, 2012, decreased $20.9 million or 36% from the quarter ended December 31, 2011 and $70.7 million or 29% for the year ended December 31, 2012, compared to December 31, 2011, due to lower gold production at Turmalina and Paciência. The number of ounces of gold sold was 21,298 in the quarter ended December 31, 2012 (103,676 in the year ended December 31, 2012) compared to 34,157 ounces in the quarter ended December 31, 2011 (155,525 ounces for the year ended December 31, 2011). The average realized gold price increased to $1,714 per ounce for the fourth quarter of 2012 ($1,663 for the year ended December 31, 2012) from $1,680 per ounce in the same quarter in 2011 ($1,563 for the year ended December 31, 2011).

13

The Company reported a gross profit of $9.3 million for the quarter ended December 31, 2012 compared to a gross profit of $1.8 million for the quarter ended December 31, 2011. The increase in gross profit for the quarter ended December 31, 2012 versus the same period in 2011 was primarily due to Jaguar’s ongoing cost reduction program. The gross profit represents 26% of the total gold sales in the quarter ended December 31, 2012, compared to 3% in the quarter ended December 31, 2011.

The Company reported a gross profit of $6.1 million for the year ended December 31, 2012 compared to a gross profit of $43.4 million for the year ended December 31, 2011. The decrease in gross profit for the year ended December 31, 2012 compared to the same period in 2011 was primarily due to lower production. The gross profit represents 4% of the total gold sales in the year ended December 31, 2012, compared to 18% in the year ended December 31, 2011.

Review of Certain Operating Expenses and Other Income and Expenses

	Three Months Ended Dec 31		Twelve Months Ended Dec 31
	2012	2011	2012	2011
($ in 000s)
Stock-based compensation expense (recovery)	$(11)	$2,371	$(2,321)	$3,317
Administration	4,055	8,788	18,886	25,506
Derivative (gain) loss	(591)	(386)	(720)	420
Conversion option embedded in convertible debt (gain) loss	(8,462)	12,830	(75,473)	32,250
Foreign exchange (gain) loss	637	(463)	5,882	8,480
Interest expense	7,138	7,042	28,511	27,001
Interest income	(130)	(2,051)	(3,168)	(9,237)
Paciência expense	1,224	-	4,350	-
Impairment of mining properties	55,305	-	102,997	-

Stock-based compensation expense varies depending upon fluctuations in Jaguar’s share price, as well as the timing of the vesting of Jaguar’s stock options, deferred share units (“DSUs”), restricted share units (“RSUs”), and share appreciation rights (“SARs”). The stock-based compensation expense (recovery) for the quarter ended December 31, 2012, includes option expense of $212,000 and recoveries of $33,000 for RSUs, $154,000 for DSUs and $36,000 for SARs.

The stock-based compensation expense (recovery) for the year ended December 31, 2012, includes option expense of $531,000 and recoveries of $807,000 for RSUs, $1.2 million for DSUs and $810,000 for SARs.

Administrative expenses decreased 54% to $4.0 million during the quarter ended December 31, 2012, from $8.8 million during the same period in 2011. Administrative expenses decreased 26% to $18.9 million during the year ended December 31, 2012, from $25.5 million during the same period in 2011. Administration expenses include legal and accounting costs, costs to maintain offices and personnel, and costs associated with being a publicly-traded company.

The Company recognized a realized gain of $38,000 and a loss $77,000 for the quarter and year ended December 31, 2012, respectively, on forward foreign exchange contracts compared to a realized loss of $507,000 and $57,000 for the quarter and year ended December 31, 2011.  The Company also recognized a realized gain of $600,000 on forward sales derivatives for the quarter and year ended December 31, 2012, versus a loss of $194,000 on commodity options contracts for the year ended December 31, 2011. The Company incurred an unrealized loss of $47,000 for the quarter ended December 31, 2012 (unrealized gain of $893,000 for the quarter ended December 31, 2011) and an unrealized gain of $43,000 for the year ended December 31, 2012 (unrealized loss of $168,000 for the year ended December 31, 2011).  The average price of the US$ strengthened against the R$ from 1.80 for the quarter ended December 31, 2011, to 2.06 for the quarter ended December 31, 2012. The closing price of the US$ against the R$ was 2.04 as at December 31, 2012 compared to 1.88 as at December 31, 2011 (see Risk Management Policies – Hedging).

The conversion option component embedded in the 4.5% convertible notes and the 5.5% convertible notes is treated as a derivative liability and recorded at fair value using the Crank-Nicolson valuation model. The valuation model requires inputs, such as the Company’s common share price, volatility and credit spread. The change in fair value is a non-cash item which is recorded in the statement of operations and comprehensive loss. During the quarter ended December 31, 2012, a gain of $8.5 million was recognized ($75.5 million gain during the year ended December 31, 2012) as compared to a loss of $12.8 million during the quarter ended December 31, 2011 ($32.3 million loss during the year ended December 31, 2011).

14

A foreign exchange loss of $637,000 was recognized during the quarter ended December 31, 2012, versus a gain of $463,000 during the quarter ended December 31, 2011. A foreign exchange loss of $5.9 million was recognized during the year ended December 31, 2012, versus a loss of $8.5 million during the year ended December 31, 2011. The foreign exchange losses on recoverable taxes assets were offset by foreign exchange gains on reclamation provisions, and deferred tax liabilities. The foreign exchange gains and losses are due to changes in the R$ and Cdn$ versus the US$.

Interest expense remained stable at $7.1 million during the quarter ended December 31, 2012, as compared to $7.0 million for the quarter ended December 31, 2011. Interest expense increased to $28.5 million for the year ended December 31, 2012 from $27.0 million for the year ended December 31, 2011. Included in interest expense for the quarter ended December 31, 2012, is $3.5 million of non-cash interest expense relating to the amortization of the discounts on the convertible notes (quarter ended December 31, 2011 - $3.3 million). Included in interest expense for the year ended December 31, 2012, is $13.7 million of non-cash interest expense relating to the amortization of the discounts on the convertible notes (year ended December 31, 2011 - $12.5 million).

Interest income decreased to $130,000 during the quarter ended December 31, 2012 ($3.2 million during the year ended December 31, 2012), from $2.1 million during the quarter ended December 31, 2011 ($9.2 million during the year ended December 31, 2011). Interest income was earned on deposits held in banks in Canada, the United States and Brazil.

During the year ended December 31, 2012, the Company recorded a $4.4 million expense related to Paciência, which includes approximately $2.2 million of costs associated with temporarily winding down its operations. These costs include severance costs and labor and services on site to prepare the mine for temporary closure. Also included are ongoing care and maintenance costs of $2.2 million relating to the plant and mine.

The Company incurred an impairment charge of $55.3 million during the quarter ended December 31, 2012, of which $42.4 million is related to the Paciência operation, which continues to be on care and maintenance. This brings the year to date total for Paciência to $90.1 million. The Turmalina operation also recorded an impairment charge of $12.9 million in the quarter ended December 31, 2012, due to high historical cash operating costs. The total impairment charge for the year ended December 31, 2012 is $103.0 million (December 31, 2011 - $nil).

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights

($ in 000s)

	Three months ended Dec 31		Twelve months ended Dec 31
	2012	2011	2012	2011
Operating activities	$5,380	$889	$(2,789)	$71,919
Financing activities	(5,660)	(3,053)	(13,306)	78,651
Investing activities	(6,400)	(30,371)	(51,261)	(110,465)
Effect of foreign exchange on non-US$ denominated cash and cash equivalents gain (loss)	545	5,285	6,737	(4,853)
Increase (decrease) in cash for the period	(6,135)	(27,250)	(60,619)	35,252
Beginning cash balance	19,991	101,725	74,475	39,223
Ending cash balance(1)	$13,856	$74,475	$13,856	$74,475

(1) Cash balance excludes $609,000 of restricted cash on December 31, 2012 and $909,000 on December 31, 2011.

As at December 31, 2012 and 2011, the Company had cash and cash equivalents of $13.9 million and $74.5 million, respectively.

Cash flow from operating activities generated $5.4 million of cash during the quarter ended December 31, 2012, compared to $889,000 generated during the quarter ended December 31, 2011. Cash flow from operating activities consumed $2.8 million of cash during the year ended December 31, 2012, as compared to $71.9 generated during the year ended December 31, 2011.

15

Cash flow from financing activities consumed $5.7 million of cash during the quarter ended December 31, 2012, and $3.1 million during the quarter ended December 31, 2011. During the year ended December 31, 2012, cash flow from financing activities consumed $13.3 million versus a $78.7 million cash generated during the year ended December 31, 2011, primarily as a result of the issuance of $103.5 million of 5.5% senior convertible notes during February 2011 (see Note 10(d) to the annual financial statements).

Investing activities consumed $6.4 million of cash during the quarter ended December 31, 2012 ($51.3 million for the year ended December 31, 2012) compared to $30.4 million for the quarter ended December 31, 2011 ($110.5 million for the year ended December 31, 2011). The funds were primarily used for underground development, equipment improvement and replacement throughout the Company’s southern operations and exploration and pre-development at Gurupi.

The effect of foreign exchange on non-US$ denominated cash and cash equivalents was a $545,000 unrealized gain during the quarter ended December 31, 2012 compared to a $5.3 million unrealized gain during the quarter ended December 31, 2011. As at the year ended December 31, 2012, this effect was an unrealized gain of $6.7 million compared to an unrealized loss of $4.9 million as at the year ended December 31, 2011. This reflects the fluctuations of the R$ and Cdn$ versus the US$ during the respective periods.

Cash Requirements – Capital Spending Program

($ in 000s)

	Three months ended Dec 31, 2012	Twelve months ended Dec 31, 2012
Turmalina	$2,834	$15,197
Paciência	-	12,525
Caeté	3,737	20,808
Gurupi Project	517	6,683
Other spending	-	1,786
Total capital spending	$7,088	$56,999

The Company intends to actively and closely monitor its cash position and manage its working capital as the Plan continues to be implemented. The Company has been exploring, and will continue to consider all of its options to maintain and raise capital when, and as needed, including selling assets or raising capital through debt or equity offerings.

Total Capital Spending

($ in 000s)

	Three months ended Dec 31, 2012	Twelve months ended Dec 31, 2012
Capital spending - excluding exploration	$6,381	$52,680
Capital spending - exploration	706	4,319
Total capital spending	$7,088	$56,999
Amount paid in cash	7,088	52,817
Amount paid with tax credits	-	4,182
Total capital spending	$7,088	$56,999

The primary use of capital during the quarter and year ended December 31, 2012, was sustaining capital to maintain existing operations.

16

Contractual Obligations

The Company’s contractual obligations as of December 31, 2012 are summarized below:

Commitments	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Notes payable
Principal	$27,736	$172,138	$103,500	$-	$303,374
Interest	14,008	18,836	2,862	-	35,706
	$41,744	$190,974	$106,362	$-	$339,080
Other Commitments
Operating lease agreements	$271	$185	$92	$-	$548
Suppliers' agreements
Mine operations(1)	2,672	-	-	-	2,672
Reclamation provisions(2)	4,219	3,093	5,337	14,293	26,942
	$7,162	$3,278	$5,429	$14,293	$30,162

Total	$48,906	$194,252	$111,791	$14,293	$369,242

(1)	The Company has the right to cancel the mine operations contracts with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.
(2)	Reclamation provisions are not adjusted for inflation and are not discounted.

Balance Sheet Highlights

($ in 000s)

	December 31, 2012	December 31, 2011
Current assets	$60,310	$134,076
Long-term assets	443,565	526,590
Total assets	$503,875	$660,666

Current liabilities	$81,629	$87,249
Long-term liabilities	268,443	335,608
Total liabilities	$350,072	$422,857

Working capital decreased by $68.1 million, from $46.8 million at December 31, 2011 to ($21.3) million at December 31, 2012. During the twelve months ended December 31, 2012, the Company invested $57.4 million for capital expenditure using short-term resources (see Total Capital Spending during the period). The Company closed a $30 million standby credit facility during the fourth quarter of 2012 (see Renvest Credit Facility) to use as working capital for Turmalina, Paciência and Caeté mining projects.

Risk Management Policies – Hedging

Forward Foreign Exchange Contracts – Derivative Financial Instruments

The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies. The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified.

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As at December 30, 2012, the Company had the following forward foreign exchange contracts outstanding:

Settlement Date	Amount in US$ (000s)		Amount in R$ (000s)
31-Jan-13		$1,000	R$	2,048
31-Jan-13		1,000		2,050
31-Jan-13		1,000		2,060
31-Jan-13		1,000		2,068
28-Feb-13		1,000		2,055
28-Feb-13		1,000		2,056
28-Feb-13		1,000		2,066
28-Feb-13		1,000		2,071
28-Mar-13		1,500		3,111
28-Mar-13		1,500		3,123
30-Apr-13		1,000		2,074
30-Apr-13		1,000		2,079
31-May-13		1,000		2,152
31-May-13		1,000		2,157
	US$	15,000	R$	31,170

The statement of operations and comprehensive loss includes the following amounts of unrealized and realized gains or losses on foreign exchange derivatives ($ in 000s):

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2012	2011	2012	2011
Unrealized (gain) loss	$47	$(893)	$(43)	$168
Realized (gain) loss	(38)	507	(77)	58
Total	$9	$(386)	$(120)	$226

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits. The Company closely monitors exchange rates and, as deemed appropriate by management, will continue to enter into forward currency contracts with the aim of minimizing the impact of adverse changes of the R$ and US$ relationship.

The Company is exposed to credit-related losses in the event of non-performance by two major international financial institutions handling the derivative financial instruments, but does not expect these highly rated counterparties to fail to meet their obligations.

Hedge accounting is not applied to these derivative financial instruments. The unrealized gains and losses are recognized in the operating income of the Company and are primarily a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

Commodity Sales and Option Contracts

During October 2012, the Company purchased gold forward sales contracts to sell 7,900 ounces of gold during the fourth quarter of 2012 at $1,775 per ounce. These contracts were settled during the fourth quarter at a realized gain of $600,000 (December 31, 2011 - $nil). During 2011, the Company sold European style commodity gold call options. Included in loss on derivatives is $194,000 of realized losses related to these contracts.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

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INCOME TAXES

The Company recorded an income tax recovery of $1.8 million for the year ended December 31, 2012, compared to an income tax expense of $11.9 million for the year ended December 31, 2011. The income tax provision reflects a current income tax recovery of $466,000 and a deferred income tax recovery of $1.3 million. This compares to a current income tax expense of $3.5 million and a deferred income tax expense of $8.4 million for the year ended December 31, 2011. The income tax recovery of $1.7 million for 2012 reflects the deferred tax impact of the Turmalina property impairment offset by the strengthening of the US$ relative to the R$ during the year and the withholding of taxes on inter-company debt interest. In addition, the current tax recovery is impacted by the reversal of certain prior year tax provisions offset by the withholding of taxes on inter-company debt interest.

The consolidated balance sheet reflects a current tax liability of $15.5 million as at December 31, 2012, and $19.0 million as at December 31, 2011. It also reflects a deferred income tax liability of $6.6 million as at December 31, 2012, and $8.6 million as at December 31, 2011.

The income tax provision is subject to a number of factors, including the allocation of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

The Company has approximately $83.1 million of tax losses available for carryforward in Canada and $105.5 million of tax losses available for carryforward in Brazil, which can be carried forward indefinitely. However, only 30% of taxable income in Brazil in one year can be applied against the loss carryforward balance.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain estimates, such as those related to the valuation of mineral exploration projects, recoverable taxes, deferred tax assets and liabilities, reclamation provision, derivatives, option component of convertible notes, liabilities associated with certain long-term incentive plans, measurement of inventory and disclosure of contingent assets and liabilities depend on subjective or complex judgments about matters that may be uncertain. Changes in those estimates could materially impact the Company’s condensed interim consolidated financial statements.

The judgments that management has applied in the application of accounting policies and related estimates that have the most significant effect on the amounts recognized are discussed in Note 2(d) of the Company’s December 31, 2012 annual consolidated financial statements which are available on SEDAR and EDGAR.

NON-IFRS PERFORMANCE MEASURES

The Company has included the non-IFRS performance measures cash operating margin per ounce of gold, cash operating cost per tonne processed and cash operating cost per ounce processed in this document. These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide (i) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines. The definitions for these performance measures and reconciliation of the non-IFRS measures to reported IFRS measures are as follows:

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	Three months ended	Twelve months ended
	December 31, 2012	December 31, 2012
Average sales price per oz of gold	$1,714	$1,663
less
Cash operating cost per oz of gold produced	915	1,082
equals
Cash operating margin per oz of gold	$799	$581

Summary of Cash Operating Cost per Tonne Processed
	Three months ended	Twelve months ended
	December 31, 2012	December 31, 2012
Production costs per statement of operations(1)	$18,807,000	$112,608,000
Change in inventory (2)	972,000	(2,299,000)
Operational cost of gold produced (3)	19,779,000	110,309,000
divided by
Tonnes processed	285,000	1,368,000
equals
Cost per tonne processed	$69.40	$80.70

Turmalina Plant Cash Operating Cost per Tonne Processed
	Three months ended	Twelve months ended
	December 31, 2012	December 31, 2012
Production costs	$8,558,000	$43,681,000
Change in inventory (2)	(175,400)	(1,325,000)
Operational cost of gold produced (3)	8,382,600	42,356,000
divided by
Tonnes processed	113,000	541,000
equals
Cost per tonne processed	$74.20	$78.40

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Paciência Plant Cash Operating Cost per Tonne Processed
	Three months ended	Twelve months ended
	December 31, 2012	December 31, 2012
Production costs	$-	$17,495,000
Change in inventory (2)	-	(1,804,000)
Operational cost of gold produced (3)	-	15,691,000
divided by
Tonnes processed	-	170,000
equals
Cost per tonne processed	$-	$92.30

Caeté Plant Cash Operating Cost per Tonne Processed
	Three months ended	Twelve months ended
	December 31, 2012	December 31, 2012
Production costs	$10,249,000	$51,432,000
Change in inventory (2)	1,147,400	830,000
Operational cost of gold produced (3)	11,396,400	52,262,000
divided by
Tonnes processed	172,000	657,000
equals
Cost per tonne processed	$66.30	$79.50

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Summary of Cash Operating Cost per Ounce of Gold Produced
	Three months ended	Twelve months ended
	December 31, 2012	December 31, 2012
Production costs per statement of operations(1)	$18,807,000	$112,608,000
Change in inventory (2)	1,019,902	(1,405,549)
Operational cost of gold produced (3)	19,826,902	111,202,451
divided by
Gold produced (oz)	21,676	102,823
equals
Cost per oz of gold produced	$915	$1,082

Turmalina Plant Cash Operating Cost per Ounce Produced
	Three months ended	Twelve months ended
	December 31, 2012	December 31, 2012
Production costs	$8,558,000	$43,681,000
Change in inventory (2)	115,742	(732,600)
Operational cost of gold produced (3)	8,673,742	42,948,400
divided by
Gold produced (oz)	8,206	37,840
equals
Cost per oz of gold produced	$1,057	$1,135

Paciência Plant Cash Operating Cost per Ounce Produced
	Three months ended	Twelve months ended
	December 31, 2012	December 31, 2012
Production costs	$-	$17,495,000
Change in inventory (2)		(2,155,139)
Operational cost of gold produced (3)	-	15,339,861
divided by
Gold produced (oz)	-	9,987
equals
Cost per oz of gold produced	$-	$1,536

Caeté Plant Cash Operating Cost per Ounce Produced
	Three months ended	Twelve months ended
	December 31, 2012	December 31, 2012
Production costs	$10,249,000	$51,432,000
Change in inventory (2)	904,160	1,482,190
Operational cost of gold produced (3)	11,153,160	52,914,190
divided by
Gold produced (oz)	13,470	54,996
equals
Cost per oz of gold produced	$828	$962

(1)	Production costs do not include cost of goods sold adjustment of approximately $347,000, royalties of $496,000 and CFEM tax of $369,000 for the three months ended December 31, 2012. Production costs do not include cost of goods sold adjustment of approximately $9.6 million, royalties of $3.0 million and CFEM tax of $1.7 million for the year ended December 31, 2012. The cost of goods sold adjustment includes an inventory write-down recovery of $546,000, $893,000 of idle capacity for the three months ended December 31, 2012. The cost of goods sold adjustment includes an inventory write-down of $999,000 and an expense of $8.6 million of idle capacity for the year ended December 31, 2012.

(2)	Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

(3)	The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

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DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining a system of disclosure control and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (as such term is defined under rules adopted by the U.S. Securities Exchange Commission and National instrument 52-109 as issued by the Canadian Securities Administrator).   Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes during the quarter and year ended December 31, 2012 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company’s auditor has attested to management's internal control over financial reporting for the year ended December 31, 2012.

OUTSTANDING SHARE DATA

The Company’s common shares are listed on the TSX and the NYSE. As of March 21, 2013, the Company has 85,080,567 issued and outstanding common shares, as well as 1,766,250 stock options outstanding. In addition, the Company has convertible notes, which upon conversion, a maximum of 26,649,785 shares would be issued (see Note 10(c) and (d) to the annual financial statements).

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CORPORATE DIRECTORY

BOARD OF DIRECTORS	122 North Main Street, 2nd Floor
Concord, NH 03301 - USA
Andrew C. Burns[1,3]	Phone: (603) 410-4888
Gil Clausen[1,2,4]	Fax: (603) 224-6143
Richard Falconer[2,3], Chairman
Anthony F. Griffiths[1,2]	REGISTERED OFFICE
Frederick W. Hermann[4]
Luis Ricardo Miraglia[3,4]	67 Yonge Street, Suite 1203
David M. Petroff	Toronto, ON M5E 1J8 – Canada

1. Audit Committee	AUDITORS
2. Compensation Committee
3. Corporate Governance Committee	KPMG LLP
4. Health, Safety and Environmental Committee	Toronto, ON, Canada
Belo Horizonte, MG, Brazil
OFFICERS
LEGAL COUNSEL
David M. Petroff
President and Chief Executive Officer	Davies Ward Phillips & Vineberg LLP
Toronto, ON, Canada
T. Douglas Willock	New York, NY, USA
Chief Financial Officer
Azevedo Sette Advogados
Gordon J. Babcock	Belo Horizonte, MG, Brazil
Chief Operating Officer
BANKS
Marcela Rocha Barbosa de Castro
Vice President of Treasury Management	Bank of America
Boston, MA, USA
Amira Abouali
General Counsel and Corporate Secretary	HSBC
Toronto, ON, Canada

PRINCIPAL EXECUTIVE OFFICE	Royal Bank of Canada
Toronto, ON, Canada
Rua Levindo Lopes 323 - Funcionários
CEP 30140-170 - Belo Horizonte – Brazil	STOCK TRANSFER AGENT
E-mail: info@jaguarmining.com
Website: www.jaguarmining.com	Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1 - Canada
ADMINISTRATIVE OFFICES	Phone: 1 (800) 564-6253
Fax: 1 (866) 249-7775
67 Yonge Street, Suite 1203	Email: service@computershare.com
Toronto, ON M5E 1J8 – Canada
Phone: (647) 494-5JAG (5524)	EXCHANGE LISTINGS
Fax: (647) 494-8885
TSX/NYSE: “JAG”

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